                                                                    Exhibit 99.1



________________________________________________________________________________



                           [GREAT LAKES POWER -- LOGO]


                        FIRST QUARTER 2002 INTERIM REPORT



________________________________________________________________________________

                           [GREAT LAKES POWER -- LOGO]


            INTERIM REPORT FOR THE THREE MONTHS ENDED MARCH 31, 2002


                            First Quarter Highlights

________________________________________________________________________________

o Completed acquisition of a 126 megawatt ("MW") hydroelectric generating and transmission system in northern Maine, which will enhance the company's ability to market power in the increasingly integrated North American energy markets.

o Reached agreement to acquire four hydroelectric generating stations on the Mississagi River in northern Ontario from Ontario Power Generation Inc. for Cdn$340 million.

o    Continued construction on two hydroelectric generating facilities in
     Canada: the 45 MW High Falls redevelopment in northern Ontario and the new 30 MW Pingston Creek station in central British Columbia.

o Continued development work on five hydroelectric generating stations in Brazil, three of which are now under construction.


________________________________________________________________________________



>> MISSISSAGI ACQUISITION

In March 2002, Great Lakes' shareholder, Brascan Corporation, announced that it had reached agreement to acquire four hydroelectric stations in northern Ontario with a combined generating capacity of 488 MW from Ontario Power Generation Inc. ("OPG") for Cdn$340 million. These stations are located on the Mississagi River immediately to the east of Great Lakes' integrated power system based in Sault Ste. Marie. These stations have been identified by OPG as part of its effort to reduce its share of generating capacity in Ontario in conjunction with establishing a competitive market in this province.

On April 12, 2002, Brascan announced that it was assigning its interest in the Mississagi River purchase agreement to the Great Lakes Hydro Income Fund, in which it owns 50% of the units through Great Lakes. The transaction is expected to close in early May 2002.

The four hydroelectric generating stations being acquired are: Wells (239 MW), Aubrey Falls (162 MW), George W. Rayner (46 MW) and Red Rock Falls (41 MW). The acquisition also includes four water storage reservoirs on Rocky Island Lake, which facilitate the peaking operation of these power stations, and a service centre, which serves as the office, warehouse and workshop for these facilities.

The four Mississagi power stations will expand Great Lakes' power generating capacity to over 1,600 megawatts. They also have special value to Great Lakes as they can be operated in conjunction with its twelve other power stations in the adjacent area of northern Ontario.


________________________________________________________________________________
GREAT LAKES POWER INC.                                                         1

________________________________________________________________________________

>> OPERATING RESULTS

The company's power operations generated 1,630 gigawatt hours ("GWh") of electricity during the first quarter of 2002 compared to 1,036 GWh during the same period in 2001. All operations but one reported higher power generation as a result of improved precipitation levels and productivity improvements. Results for the first quarter of 2002 also include three months' contribution from Powell River Energy in British Columbia, acquired in February 2001, as well as two months' contribution from Great Northern Energy in northern Maine, acquired in February 2002.

The company's northern Ontario power generating, transmission and distribution system generated 481 GWh of electricity in the first quarter of 2002, up from 249 GWh in the same period in 2001 due to improved winter precipitation levels. Power sales in the first quarter, including power purchased externally to meet customer demand with the system's service area, totalled 626 GWh in the first quarter of 2002 compared to 631 GWh in 2001.

Operations owned through the Great Lakes Hydro Income Fund generated a total of 617 GWh of power in the first quarter of 2002, up from 340 GWh in the same period of last year. Maclaren Power generated 413 GWh of electricity during the first quarter of 2002, up from 306 GWh last year due to improved precipitation levels in western Quebec. Powell River Energy contributed 156 GWh during the quarter, up from 34 GWh in the two month period last year as a result of significantly higher precipitation levels in western British Columbia. Great Northern Energy's power generation since acquisition in February 2002 was 48 GWh.

The company's other power operations in Canada and the United States generated 532 GWh of electricity in the first quarter of 2002, up from 447 GWh in the same period in 2001. Louisiana HydroElectric's generation was 239 GWh, up from 176 GWh last year as water flows on the Mississippi River started to return to more normal levels. Power generation from the company's other operations in Ontario and Quebec also increased, mainly as a result of improved precipitation.


>> FINANCIAL REVIEW

Great Lakes earned net income of $42.3 million for the three months ended March 31, 2002, up from $30.4 million in the first quarter of 2001.

Power revenues for the first quarter increased to $89.4 million in 2002 from $67.1 million in 2001. Revenue from the Great Lakes Hydro Income Fund increased as a result of higher precipitation in western Quebec and the acquisition of Powell River Energy in February 2001 and Great Northern Energy in February 2002. Revenue from Louisiana HydroElectric Power also increased with the return to more normal levels of water flow on the lower Mississippi.

Income from long-term investments, which consists of dividends from the company's investments, was $10.8 million in the first quarter of 2002, down from $11.4 million in the same period last year. Investment and other income, which includes dividends earned on the company's securities portfolio, interest on loans receivable and other fee income, was $12.9 million for the first quarter of 2002, down from $15.8 million in 2001 due to lower average interest rates.

Expenses for the first quarter increased to $70.8 million in 2002 from $63.9 million in 2001. This $6.9 million net increase in expenses reflects mainly a $2.0 million increase in operating and maintenance expense, a $2.1 million increase in depreciation and a $1.0 million increase in minority expenses, all related to the acquisitions of Powell River Energy and Great Northern Energy.


________________________________________________________________________________
2                                              FIRST QUARTER 2002 INTERIM REPORT

>> CAPITAL INVESTMENT PROGRAM

Work continues on Great Lakes' $500 million capital investment plan, which forms an integral part of a strategic plan to double power operating earnings by the year 2005.

     High Falls, Ontario. Construction continues on the 45 MW, High Falls hydroelectric generating station on the Michipicoten River in northern Ontario. This $75 million redevelopment project is expected to be completed in the fourth quarter of 2002. Capital expenditures on the project during the three months ended March 31, 2002 were $4.6 million.

     Pingston Creek, British Columbia. Construction continues on a 30 MW hydroelectric generating station near Revelstoke, B.C. in a 50/50 partnership with Canadian Hydro Developers Inc. This $48 million project is expected to be completed in mid 2002. Capital expenditures on the project during the three months ended March 31, 2002 were $3.5 million.

     Sault Ste. Marie, Ontario/Michigan. Permitting and preliminary engineering are under way for a $30 million high voltage transmission interconnection to link the company's generating stations in Ontario with the neighbouring power grid in Michigan. This interconnection will have a capacity of up to 300 MW at 230 kilovolts and will enhance Great Lakes' ability to access U.S. energy markets to maximize the value of its power system.

     Brascan Energetica, Brazil. Development work continues for five new hydroelectric generating stations in southern Brazil. Construction is under way on three of these stations, the 30 MW Passo do Meio project in the State of Rio Grande do Sul and the 16 MW Pedrinho and 15 MW Salto Natal projects in the State of Parana.


>> OUTLOOK

Precipitation levels have returned to normal in northern Ontario and western Quebec. This improvement, combined with the higher water flows already experienced on the Mississippi River and the acquisition of Great Northern Energy, should lead to higher power generation levels in 2002 compared to prior years. Through its capital investment plan, Great Lakes is aggressively seeking to increase returns as system improvements, new development projects and acquisitions are brought on stream.

"signed"

Edward C. Kress
Chairman

April 17, 2002

                               * * * * * * * * * *

Note: This Interim Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


________________________________________________________________________________
GREAT LAKES POWER INC.                                                         3

>> OPERATING STATISTICS

                        ELECTRICITY GENERATION AND SALES
--------------------------------------------------------------------------------
                                                     Three months ended March 31
gigawatt hours                                                 2002         2001
--------------------------------------------------------------------------------
GENERATION
     Great Lakes Power Limited                                  481          249
     Great Lakes Hydro Income Fund
         Maclaren Power                                         413          306
         Powell River Energy (1)                                156           34
         Great Northern Energy (2)                               48           --
     Other Power Operations
         Lake Superior Power (3)                                221          211
         Valerie Falls Power                                     14           11
         Pontiac Power                                           58           49
         Louisiana HydroElectric Power                          239          176
                                                              -----        -----
TOTAL GENERATION                                              1,630        1,036
                                                              =====        =====
SALES
     Great Lakes Power Limited (4)                              626          631
     Great Lakes Hydro Income Fund
         Maclaren Power                                         413          305
         Powell River Energy (1)                                156           34
         Great Northern Energy (2)                               48           --
     Other Power Operations
         Lake Superior Power (3)                                221          211
         Valerie Falls Power                                     14           11
         Pontiac Power                                           58           47
         Louisiana HydroElectric Power                          231          171
                                                              -----        -----
TOTAL SALES                                                   1,767        1,410
                                                              =====        =====

------------
(1)  Acquired February 2, 2001
(2)  Acquired February 1, 2002
(3)  Including electricity equivalents of contracted gas sales
(4) Including power purchased externally to supply customer demand in the system's northern Ontario service area

________________________________________________________________________________
4                                              FIRST QUARTER 2002 INTERIM REPORT

>> CONSOLIDATED FINANCIAL STATEMENTS

                           CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
(unaudited)                                          March 31,      December 31,
millions                                                  2002              2001
--------------------------------------------------------------------------------
ASSETS
     Securities                                       $  723.0          $  715.6
     Loans and other receivables                         258.0             425.0
     Long-term investments                               515.0             521.8
     Property, plant and equipment                     1,574.7           1,267.6
                                                      --------          --------
                                                      $3,070.7          $2,930.0
                                                      ========          ========
LIABILITIES
     Accounts payable and other                       $   91.3          $   91.9
     Mortgage bonds                                      677.1             555.6
     Term debentures                                     596.3             596.2

FUTURE INCOME TAX LIABILITY                              115.1             116.4

MINORITY INTERESTS                                       269.8             271.3

SHAREHOLDERS' EQUITY (Note 2)                          1,321.1           1,298.6
                                                      --------          --------
                                                      $3,070.7          $2,930.0
                                                      ========          ========









________________________________________________________________________________
GREAT LAKES POWER INC.                                                         5

                        CONSOLIDATED STATEMENT OF INCOME
--------------------------------------------------------------------------------
(unaudited)                                         THREE MONTHS ENDED MARCH 31
millions, except per share amounts                           2002          2001
--------------------------------------------------------------------------------
REVENUE
     Power operations                                      $ 89.4        $ 67.1
     Long-term investments                                   10.8          11.4
     Investment and other income                             12.9          15.8
                                                           ------        ------
                                                            113.1          94.3
                                                           ------        ------
EXPENSES
     Interest                                                20.1          21.4
     Power and fuel purchases                                23.8          24.9
     Operating and maintenance costs                          9.9           7.9
     Depreciation                                             8.7           6.6
     Minority interests                                       3.9           2.9
     Income and other taxes                                   4.4           0.2
                                                           ------        ------
                                                             70.8          63.9
                                                           ------        ------
NET INCOME                                                 $ 42.3        $ 30.4
                                                           ------        ------
FULLY DILUTED NET INCOME PER COMMON SHARE                  $ 0.34        $ 0.24
                                                           ======        ======

                   CONSOLIDATED STATEMENT OF RETAINED EARNINGS
--------------------------------------------------------------------------------
(unaudited)                                         THREE MONTHS ENDED MARCH 31
millions                                                     2002          2001
--------------------------------------------------------------------------------
RETAINED EARNINGS
     Balance, beginning of year                            $447.7        $397.8
     Net income                                              42.3          30.4
     Convertible debenture interest                          (3.6)         (4.4)
     Common share dividends                                 (16.2)        (16.2)
                                                           ------        ------
     Balance, end of period                                $470.2        $407.6
                                                           ======        ======















________________________________________________________________________________
6                                              FIRST QUARTER 2002 INTERIM REPORT

                      CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------
(unaudited)                                         THREE MONTHS ENDED MARCH 31
Millions                                                      2002         2001
--------------------------------------------------------------------------------
CASH PROVIDED FROM OPERATIONS (Note 3)                     $  45.4      $  29.6
Net change in non-cash working capital                        (6.7)        (4.5)
                                                           -------      -------
CASH PROVIDED BY OPERATING ACTIVITIES                         38.7         25.1
                                                           -------      -------
FINANCING AND SHAREHOLDER DISTRIBUTIONS
     Borrowings                                              131.3         51.3
     Debt repayments                                          (9.7)        (2.2)
     Convertible debenture interest                           (3.6)        (4.4)
     Common share dividends                                  (16.2)       (16.2)
                                                           -------      -------
                                                             101.8         28.5
                                                           -------      -------
INVESTING
     Sale of securities                                        7.7           --
     Loans and other receivables                             170.0          7.7
     Property, plant and equipment                          (310.8)       (50.8)
                                                           -------      -------
                                                            (133.1)       (43.1)
                                                           -------      -------
CASH AND CASH EQUIVALENTS
     Increase                                                  7.4         10.5
     Balance, beginning of year                               10.3         12.7
                                                           -------      -------
     Balance, end of period                                $  17.7      $  23.2
                                                           =======      =======





________________________________________________________________________________
GREAT LAKES POWER INC.                                                         7

>> NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements include the accounts of the company consolidated with the accounts of all its subsidiaries. Reference is made to the company's most recently issued Annual Financial Report, which included information necessary or useful to understanding the company's businesses and financial statement presentations. In particular, the company's significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that report. The company's accounting policies and methods of their application are consistent with those of the most recent annual financial statements, except as may be described elsewhere in these financial statements.

The quarterly financial statements are unaudited. Financial information in this Interim Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with generally accepted accounting principles.

The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

The company is incorporated under the laws of Ontario and develops, owns and operates hydroelectric and other power generating facilities principally in Canada. The company also conducts investment activities, which include the receipt of interest and dividends on the company's financial assets as well as gains realized on investment transactions.


2.   SHAREHOLDERS' EQUITY

The company is authorized to issue an unlimited amount of common shares, of which the following were issued and outstanding:

                                                        March 31    December 31
millions                                                    2002           2001
--------------------------------------------------------------------------------
101,383,135 (2001 - 101,383,135) Common shares          $  603.2       $  603.2
Retained earnings                                          470.2          447.7
                                                        --------       --------
                                                         1,073.4        1,050.9
Subordinated convertible debentures                        247.7          247.7
                                                        --------       --------
                                                        $1,321.1       $1,298.6
                                                        ========       ========


The subordinated convertible debentures mature September 30, 2013, bear interest at the prime rate subject to a minimum of 6% and a maximum of 8%.


3.   CASH PROVIDED FROM OPERATIONS

                                                    THREE MONTHS ENDED MARCH 31
millions                                                    2002           2001
--------------------------------------------------------------------------------
Net income                                                $ 42.3         $ 30.4
Add non-cash items:
     Depreciation                                            8.7            6.6
     Hydrological provisions                                  --           (2.4)
     Equity income (loss) and other                         (5.6)          (5.0)
                                                          ------         ------
                                                          $ 45.4         $ 29.6
                                                          ======         ======


4.   COMPARATIVE FIGURES

Certain of the prior year's figures have been reclassified to conform with the 2002 presentation.


________________________________________________________________________________
8                                              FIRST QUARTER 2002 INTERIM REPORT

>> PROFILE

Great Lakes Power Inc. generates, transmits and distributes electricity in Ontario and Quebec, and has ownership and operating interests in other power generating facilities and developments in Canada, the United States and Brazil. Its production and development base currently includes 28 generating stations with an installed generating capacity of 1,117 megawatts, which will increase to 1,605 megawatts on the closing of the Mississagi River acquisition in early May 2002.

Great Lakes is a wholly-owned subsidiary of Brascan Corporation (TSE: BNN.A,
NYSE: BNN).

                                            PRODUCTION BASE
---------------------------------------------------------------------------------------------------
                                                                           Generating    Generating
                                                  Ownership    Stations       Units       Capacity
---------------------------------------------------------------------------------------------------
                                                                                        (megawatts)

Great Lakes Power Limited(1)                        100%          12           22             331

Great Lakes Hydro Income Fund (50%)
     Maclaren Power, Quebec(1)                      100%           3           10             238
     Powell River Energy, British Columbia(2)       50%            2            7              82
     Great Northern Energy, Maine(1)                100%           6           31             126
     Mississagi River, Ontario(2,5)                 100%           4            8             488

Other Power Operations
     Lake Superior Power, Ontario(3)                 50%           1            3             110
     Valerie Falls Power, Ontario(2)                 65%           1            2              10
     Pontiac Power, Quebec(2)                       100%           2            7              28
     Louisiana HydroElectric Power(2)                75%(4)        1            8             192
                                                               -----        -----           -----
TOTAL                                                             32           98           1,605
                                                               =====        =====           =====

------------
(1)  Integrated hydroelectric power generating and transmission systems
(2)  Other hydroelectric generating stations
(3)  Natural gas-fired cogeneration plant
(4)  Residual interest
(5)  Acquisition expected to close in early May 2002


>> HEAD OFFICE

GREAT LAKES POWER INC.
Suite 4400, P.O. Box 762
BCE Place, 181 Bay Street
Toronto, Ontario
M5J 2T3

Telephone: 416-363-9491
Facsimile: 416-363-2856


________________________________________________________________________________
9                                              FIRST QUARTER 2002 INTERIM REPORT